Office of the General Counsel	World Headquarters One American Road, Ste. 1038 Dearborn, Michigan 48126

April 27, 2011

Via e-mail and EDGAR
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Ford Motor Company ("Ford")
Annual Report on Form 10-K for the year ended December 31, 2010
("2010 Form 10-K Report")
File No. 1-03950

Dear Mr. Humphrey:

Per our conversation, this is to confirm that we will submit our response to your comment letter regarding our 2010 Form 10-K Report by May 13, 2011.  We appreciate the additional time, which allows us to consider your comments in the context of our upcoming Quarterly Report on Form 10-Q.

If you have any questions or concerns, please do not hesitate to contact me at (313) 337-3220.  Thank you for your time.

Sincerely,

/s/ Raphael Z. Richmond

Raphael Z. Richmond